April 20, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Donald Field, Esq. and Mara Ranson, Esq.

Re: Re: EzFill Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted November 27, 2020

CIK No. 0001817004

Ladies and Gentlemen:

EzFill Holdings, Inc. Inc. (the “Company”) is hereby confidentially submitting a Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on November 27, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on December 23, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2. The Company has changed its fiscal year from June 30th to December 31st. As result the Company has included the financial statements and related disclosures for the years ended December 31, 2020 and December 31, 2019 in Submission No. 2.

Draft Registration Statement on Form S-1

General

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: As of the date of this response the Company has not had any written communications referenced in comment No. 1. The Company undertakes to provide the Staff with supplemental copies pursuant to Rule 405.

April 20, 2021

2.	We note that Article VII of your Amended and Restated Certificate of Incorporation includes an exclusive forum provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”

Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will include the following risk factor in the Registration Statement (and future filings where applicable):

“Our Amended and Restated Certificate of Incorporation includes an exclusive forum provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative actions, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us, our directors, officers or employees.

“Our Amended and Restated Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders; (iii) any action asserting a claim against the Company arising pursuant to any provision of the General Corporation Law of Delaware, the Amended and Restated Certificate of Incorporation or the Bylaws of the Company; or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine. To the extent that any such claims may be based upon federal law claims, Section 27 of the Securities Exchange Act of 1934, as amended, creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act of 1933, as amended, provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses of our Amended and Restated Certificate of Incorporation would not apply to such suits. The choice of forum provisions in our Amended and Restated Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. By agreeing to these provisions, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our Amended and Restated Certificate of Incorporation” to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.”

April 20, 2021

We have also made similar disclosure in the Description of Capital Stock Provision in the Registration Statement.

Cover Page

3.	We note your disclosure that you intend to apply to list your common stock on a national securities exchange. Please revise to identify the national securities exchange and the trading symbol for your securities on such market. If your offering is not conditioned upon listing on a national exchange, please state as much and provide disclosure in your risk factors about the lack of liquidity available to purchasers in this offering. Refer to Item 501(b)(4) of Regulation S-K.

RESPONSE: In Submission No. 2, the Cover Page has been revised to disclose the Company has applied to list its common stock on the Nasdaq. Please see page.

For your ease of reference, the relevant revised language is excerpted below as follows:

April 20, 2021

“We have applied to list our Common Stock on the Nasdaq Capital Market. No assurance can be given that our application will be approved.”

Prospectus Summary, page 7

4.	Please revise the second paragraph to quantify the number of mobile delivery trucks in your fleet. In this regard, we note your disclosure on page 27 that you currently operate 11 mobile delivery trucks.

RESPONSE: The second paragraph of the prospectus summary has been revised in response to the staff’s comment.

For your ease of reference, the relevant revised Registration Statement language is excerpted below as follows:

“We streamline our logistics and fuel purchasing with proprietary, backend software which manages customer accounts and mobilizes our fleet of approximately thirteen (13) delivery trucks. The Company plans to acquire additional trucks to the extent supported by business growth and available resources.”

5.	Please revise to disclose that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose your history of net losses, working capital deficit, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds.

RESPONSE: The prospectus summary bullet points have been revised in response to the staff’s comment. The Company has added responsive discussion in the Prospectus Summary Overview, excerpted below as follows:

“For the year ended December 31, 2020, the Company had a net loss of $7,254,006. At December 31, 2020, the Company had an accumulated deficit of $7,956,000 and a working capital deficit of $2,459,829. The Company anticipates that it will continue to incur losses in future periods until the Company is successful in significantly increasing its revenues, if ever, particularly in light of the adverse impact of the Covid-19 pandemic on its Company’s operations. We currently spend approximately $_____ a month on our operations and we believe that with additional capital, we will have enough capital to fund approximately _____ of operations.”

The Company has also included discussion at length in the Risk Factors, as follows:

“Our auditors have issued a going concern opinion on our audited financial statements. If we are unable to continue as a going concern, our securities will have little or no value.

“Although our audited financial statements for the year ended December 31, 2020 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our financial statements for the year ended December 31, 2020 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. For the year ended December 31, 2020, the Company had a net loss of $7,254,006. At December 31, 2020, the Company had an accumulated deficit of $7,956,000 and a working capital deficit of $2,459,829. We anticipate that we will continue to incur losses in future periods until we are successful in significantly increasing our revenues, particularly in light of the adverse impact of the Covid-19 pandemic on our operations. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay its obligations. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. In addition, continued operations and our ability to continue as a going concern may be dependent on our ability to obtain additional financing in the near future and thereafter, and there are no assurances that such financing will be available to us at all or will be available in sufficient amounts or on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to generate additional funds in the future through sales of our products, financings or from other sources or transactions, we will exhaust our resources and will be unable to continue operations. At the present time, the amount of capital the Company has available at its disposal will last no longer than one year if substantial debt or equity financing is not achieved. We believe that the proceeds from this offering will be sufficient to fund our operations for the next months. If we cannot continue as a going concern, our shareholders would likely lose most or all of their investment in us.”

April 20, 2021

The Company has also added the following content elsewhere in the Registration Statement:

“Sources of Capital

“From inception to December 31, 2020 we have funded our activities through capital contributions from issuances of notes payable and the sale of securities pursuant to the exemption provided by Regulation D, by sale of securities to accredited investors.

“We currently do not have any firm commitments by third parties to provide long-term funding.

“Although our audited financial statements for the year ended December 31, 2020 were prepared under the assumption that we would continue our operations as a going concern, the report of our independent registered public accounting firm that accompanies our financial statements for the year ended December 31, 2020 contains a going concern qualification in which such firm expressed substantial doubt about our ability to continue as a going concern, based on the financial statements at that time. For the year ended December 31, 2020, the Company had a net loss of $7,254,006. At December 31, 2020, the Company had an accumulated deficit of $7,956,000 and a working capital deficit of $2,459,829. We anticipate that we will continue to incur losses in future periods until we are successful in significantly increasing our revenues, particularly in light of the adverse impact of the Covid-19 pandemic on our operations. There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay its obligations. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. In addition, continued operations and our ability to continue as a going concern may be dependent on our ability to obtain additional financing in the near future and thereafter, and there are no assurances that such financing will be available to us at all or will be available in sufficient amounts or on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to generate additional funds in the future through sales of our products, financings or from other sources or transactions, we will exhaust our resources and will be unable to continue operations. At the present time, the amount of capital the Company has available at its disposal will last no longer than one year if substantial debt or equity financing is not achieved. We believe that the proceeds from this offering will be sufficient to fund our operations for the next months. If we cannot continue as a going concern, our shareholders would likely lose most or all of their investment in us.

April 20, 2021

“(2) Going concern

“The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

“The Company has sustained a net loss since inception and does not have sufficient revenues and income to fully fund the operations. Because of the significance of these events, the Company may not be able to meet its recurring business obligations, and it further raises substantial doubt about the Company’s ability to continue as a going concern. As a result, the Company has relied on loans from stockholders and others as well as stock sales to fund its activities to date. For the year ended December 31, 2020, the Company had a net loss of $7,254,006. At December 31, 2020, the Company had an accumulated deficit of $7,956,000 and a working capital deficit of $2,459,829. The Company anticipates that it will continue to incur losses in future periods until the Company is successful in significantly increasing its revenues, if ever, particularly in light of the adverse impact of the Covid-19 pandemic on its Company’s operations. The Company plans to mitigate significant events which currently preclude it from continuing as a going concern by raising funds in this Offering and generating positive free cashflow from ongoing business operations. There are no assurances that the Company will be able to raise its revenues to a level which supports profitable operations and provides sufficient funds to pay its obligations. If the Company is unable to meet those obligations or to complete this Offering, the Company’s existing business and operations will be in jeopardy. The Company could be forced to cease its operations. The Company’s management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.”

An occurrence of an uncontrolled event such as the covid-19 pandemic..., page 11

6.	Please revise your risk factor to discuss in more concrete terms how the Covid-19 pandemic has impacted your business to date, if known. Your indication that it "may adversely impact [y]our operations... " does not sufficiently address how your operations have been impacted since the start of the pandemic to date, as compared to pre-pandemic periods of operation.

RESPONSE: Submission No. 2 has been revised in response to the Staff’s comments. Please see Risk Factors.

April 20, 2021

For your ease of reference, the relevant revised Submission No. 2 language is excerpted below as follows:

“Due to various restrictions resulting from the Covid-19 and people continuing to work from home even after the restrictions have been lifted, the Company has not had the number of car fuels at employer office parks compared to prior periods. The reduced number of office park fuels has been partially offset by increased sales to large delivery service fleets. However, the margins on sales to large delivery service fleets are lower than the margins on individual customer deliveries at office parks. The Company anticipates that post-COVID-19 its customer base will normalize again. This event has had a significant impact on the business. In addition to the loss of office park customers, the Company has also experienced, from time to time, staff absences because of staff quarantine. This has not been a significant impact.”

If we are unable to continue as a going concern, page 12

7.	We note that in November of 2020 you entered into a new $1 million loan agreement with Yazoma Holdings, LLC. In future amendments, please revise this risk factor to discuss your financial position as of the most recent interim period to include any subsequent events which materially impact your financial position.

RESPONSE: As a result of the inclusion of financial statements for the years ended December 31, 2020 and December 31, 2019, the Yazoma funding is now disclosed in the Company’s financial statements included in Submission No. 2. We have also revised the above-referenced risk factor to discuss our financial position as of December 31, 2020.

Changes in commodity market prices..., page 13

8.	Please revise this risk factor to discuss how the terms of the agreement you have with your main supplier impact the potential for margin payment obligations discussed in this risk. In this regard, we note that your cost of goods sold exceeds the revenue you have recognized for the period ended June 30, 2020, which suggests that you have been unable to pass along the price of fuel contracted by your main supplier to your customers.

RESPONSE: Submission No. 2 speaks prospectively about potential supplier agreement content and not specifically to current practice. In order to clarify, we have revised the relevant risk factor as follows:

“Our current fuel supplier agreement sets terms and establishes formulas based on Oil Price Information Service (OPIS) pricing as of the time of wholesale acquisition, and we do not store inventory. OPIS is a leading source for worldwide petroleum pricing. There is a mark-up for retail fuel prices above wholesale cost, per standard practice in the retail fuel distribution model. Cost of goods sold includes direct labor, including drivers. The December 31, 2020, financial statements reflect higher revenue and positive gross margin. As the company continues to grow revenue, the margin is expected to increase as driver utilization improves.”

April 20, 2021

Use of Proceeds, page 17

9.	Please revise the second paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Refer to Item 504 of Regulation S-K.

RESPONSE: We have revised the second paragraph of Use of Proceeds as follows:

“We intend to use the net proceeds received from this offering to fund our development activities, such as expansion into new markets, purchasing new trucks, expanding our workforce and for working capital and other general corporate purposes, as follows:

MARKET SHARE GAIN. Approximately 15-20% for trucks, marketing, and increase in workforce.

NATIONAL EXPANSION. Approximately 30-40% for expansion, including acquisition.

TECHNOLOGY. Approximately 5-10% for technology infrastructure.

DEBT RESTRUCTURING. Approximately 5-10% for retiring and restructuring debt.

WORKING CAPITAL. The remainder for working capital and other general corporate purposes.”

Overview, page 20

10.	You disclose four verticals in which the business operates, but elsewhere in the filing, you disclose three verticals. Please revise your disclosures so this information is the same throughout the filing.

RESPONSE: This Overview paragraph has been revised to disclose three verticals in response to this Comment and consistent with other content in Submission No. 2.

For your ease of reference, the relevant revised disclosure is excerpted below as follows:

“With the continuing adoption of digital on-demand consumer services, EzFill is giving its customers the ability to have fuel delivered to their vehicles (cars, boats, trucks, and specialty items) without leaving their home or office, in three distinct verticals: (i) consumer; (ii) commercial; and (iii) specialty.”

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

April 20, 2021

11.	We note that customers have the option of paying a monthly subscription fee to receive unlimited fueling for a month instead of paying per delivery. Please expand your results of operations discussion to quantify the amount of revenue and cost of sales generated from subscriptions. Refer to Item 303(a)(3)(i) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: Please note that the cost of sales for customers on a subscription is similar to the cost for those that pay a fee for each delivery. We revised the wording of Submission No. 2 as follows.

“We charge our residential customers a delivery fee. Those customers have the option of paying a monthly subscription fee instead, which will continue to be charged monthly to the customer until cancelled. The monthly subscription fee allows residential customers to receive unlimited deliveries of fuel for the entire month without a delivery fee.”

Business, page 25

12.	We note your disclosure on page 14 that you purchase approximately 90% of your fuel needs from one supplier. Please revise this section to identify your principal supplier. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also file any agreements you have with your principal supplier as an exhibit, consistent with Item 601(b)(10) of Regulation S-K.

RESPONSE: Submission No. 2 has been revised to identify the Company’s principal supplier, with whom we have an oral agreement and course of dealing.

For your ease of reference, the relevant risk factor disclosure is excerpted below as follows:

“During 2019, 2020 and the first quarter of 2021 (and we expect to continue to purchase from a singular source into 2021), the Company purchased approximately 90% of its fuel needs from one principal supplier in Florida, MacMillan Oil Company, LLC. We do not have a written agreement with MacMillan, and, as such, if fuel from this source was interrupted, the cost of procuring replacement fuel and transporting that fuel from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be negatively affected. This supplier is also a shareholder in the Company.”

Management, page 34

13.	We note that certain individuals will become directors upon completion of the offering. Please file consents for such individuals as required by Rule 438 of the Securities Act of 1933. Please also reconcile your listed directors with your disclosure that your board of directors is currently comprised of seven members.

April 20, 2021

RESPONSE: The Company has included in exhibits to Submission No. 2 executed consents for each individual that will serve as a director upon the completion of the offering. After the previous filing the Company added a new director and as such the upon completion of the offering there will be seven directors.

Executive Compensation, page 41

14.	You indicate that there was no compensation due for the fiscal year ended June 30, 2020, however, your financial statements suggest otherwise at Note 11, where you discuss an employment agreement you entered into with a director, and at Note 12, where you discuss an employment agreement that you entered into with an officer. Please revise or advise.

RESPONSE: As result of the change of the Company’s fiscal year to December 31 and the revisions to Submission No. 2 with respect to the agreements with certain directors we believe Submission 2 addresses the staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 48

15.	We note your disclosure on page 47 which states that certain amounts of related party notes are convertible into common stock or included warrants to purchase common stock. Confirm that the total number of shares held by the related party noteholders reflected in this table includes shares of common stock that are currently outstanding and shares the holder has the right to acquire in the future and provide footnote disclosure regarding the latter amounts, consistent with Item 403(a) of Regulation S-K.

RESPONSE: All related party convertible notes were converted into common stock during 2020. The number of shares held by the related party reflected in this table includes shares of common stock that are currently outstanding.

(2) Going Concern, page F-11

16.	Please disclose information that enables users of the financial statements to understand (1) management’s evaluation of the significance of the conditions or events that raised substantial doubt about the Company's ability to continue as a going concern in relation to the company’s ability to meet its obligations; and (2) management’s plans that are intended to mitigate the conditions or events that raise substantial doubt about the company’s ability to continue as a going concern. If substantial doubt is not alleviated after consideration of management’s plans, management must also include a statement that there is substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). Refer to ASC 205-40-50-12 and 13.

April 20, 2021

RESPONSE: The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Submission No. 2 has been revised to reflect the following;

“The Company has sustained a net loss since inception and does not have sufficient revenues and income to fully fund the operations. Because of the significance of these events, the Company may not be able to meet its recurring business obligations, and it further raises substantial doubt about the Company’s ability to continue as a going concern. As a result, the Company has relied on loans from stockholder and others as well as stock sales to fund its activities to date. For the year ended December 31, 2020, the Company had a net loss of $7,254,006. At December 31, 2020, the Company had an accumulated deficit of $7,956,000 and a working capital deficit of $2,459,829. The Company anticipates that it will continue to incur losses in future periods until the Company is successful in significantly increasing its revenues, if ever, particularly in light of the adverse impact of the Covid-19 pandemic on its Company’s operations. The Company plans to mitigate significant events which currently preclude it from continuing as a going concern by raising funds in this Offering and (or) generating positive free cashflow from ongoing business operations. There are no assurances that the Company will be able to raise its revenues to a level which supports profitable operations and provides sufficient funds to pay its obligations. If the Company is unable to meet those obligations or to complete this offering, the Company’s existing business and operations will be in jeopardy. The Company could be forced to cease its operations. The Company’s management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.”

Notes to Consolidated Financial Statements (13) Business Combinations, page F-19

17.	It appears that you succeeded to substantially all of the business of EzFill FL, LLC and that your operations before the succession were insignificant relative to the operations acquired. It therefore appears that EzFill FL, LLC is the predecessor, and predecessor audited financial statements required by Rule 8-02 of Regulation S-X should be provided. Please advise.

RESPONSE: The Company does not believe that the financial statements of EzFill FL, LLC should be required for the following reasons:

April 20, 2021

As noted in the registration statement, on April 9, 2019, the Company entered into an asset purchase agreement with EzFill FL, LLC pursuant to which it only acquired certain assets of the LLC, including four fueling pickup trucks, certain intellectual property and the LLC’s existing customer list. The assets acquired from the LLC would not, on their own, enable the Company to generate revenue. The Company hired its own management team, obtained new office space and had to hire certified hazmat drivers to generate revenue. Notably, only two of the Company’s current 35 employees were employees of the LLC from which we acquired assets. The Company now owns 13 trucks and the new designs are not based on the four acquired pickup trucks. The IP that the Company acquired from the LLC is limited to the name of the Company and the color orange. There were no patents or special processes, and the logo and marketing material are no longer in use. The mobile application acquired from the LLC, has been vastly improved through subsequent investments in technology. The Company’s current customer base has expanded well beyond the residential customers included in the customer list acquired from the LLC. To this end the Company is now servicing commercial customers and specialty customers. It is only because of the enhancements that the Company made to the assets acquired from the LLC as well as the significant investments in resources that the Company deployed (including the Company’s facilities, hiring of strategic employees, investment in technology, improved operating and financial processes, and marketing of the Company’s services) that the Company has been able to generate significantly more revenue since the acquisition.

In addition to the above, the Company believes that requiring it to include audited financial statements of the LLC’s pre-acquisition operations in the registration statement would be an undue hardship and would not provide investors with meaningful additional information. The Company has been informed that the LLC does not have complete financial and accounting records and as such it would not be possible for the Company to obtain the information that it would need to prepare complete financial statements that could be audited for inclusion in the registration statement. Further, the former management of the LLC has not been cooperative or responsive to the Company’s request for accounting information and this is unlikely to change. The Company also believes that the LLC’s financial statements would not be useful or needed for investors to make an informed investment decision about the Company. The Company is including results of operations for the acquired operations for almost two fiscal years in the registration statement. For all of the above reasons, the Company respectfully requests to omit predecessor financial statements for the acquired operations from the registration statement.

18.	Please tell us your consideration of Rule 8-04 of Regulation S-X with regard to your acquisition of Neighborhood Fuel, Inc.

RESPONSE: The Company acquired certain assets of Neighborhood Fuel Holdings, LLC on February 19, 2020, and the results of its operations have been included in the Company’s financial statements since that date. Based on reliance on the accommodation in the amended Rule 3-05 and the Company’s evaluation of Rule 8-04 of Regulation S-X in connection with the acquisition, it may omit the historical financial statements and pro formas from the registration statement. The results of the significance tests were as follows: investment test 17%, asset test 20%, income test 39%. The Company calculated significance for the investment test as follows:

April 20, 2021

Consideration for acquisition of Neighborhood Fuel	$898,087

Market value of EzFill Holdings, Inc. prior to acquisition	$5,423,220

Significance	17%

The market value of EzFill Holdings, Inc. was derived by multiplying the number of shares outstanding 32,670,184 as of the acquisition date by $0.17 per share, the price at which certain unrelated parties had invested in approximately 3.8 million shares during the previous 11 months, including 2.1 million shares in the two months preceding the acquisition of Neighborhood Fuel.

The Final Amendment to the Investment Test specifies that the aggregate worldwide market value of the registrant’s common equity should be used when available, otherwise the total assets should be used. The Final Amendment also states “we believe that aggregate worldwide market value more closely aligns with the purchase or sale price used in the numerator of the Investment Test and provides a measure that is readily available and objectively determined by the market. Use of aggregate worldwide market value in these circumstances will address the mismatch whereby purchase or sale price is a measure of net assets generally consistent with fair value while the registrant’s total assets to which it is currently compared reflects gross assets measured at book value.” The related footnote 54 states “The book value of the registrant’s total assets may not fully reflect the registrant’s current fair value. For example, the Investment Test uses the carrying value of a registrant’s total assets as of the most recent annual balance sheet date, which represents a combination of fair value for certain assets (e.g., financial instruments) and historical cost for other assets (e.g., property, plant and equipment and intangible assets). The test further excludes the value of certain assets not permitted to be recognized (e.g., certain internally developed intangible assets) and is not reduced by the value of liabilities.”

April 20, 2021

The calculation using total assets results in 75% significance as follows:

Consideration for acquisition of Neighborhood Fuel	$898,087

Total assets of EzFill Holding, Inc. at 12/31/19	$1,198,421

Significance	75%

The total assets at the end of 2019 does not reflect the increase in value of the Company since its inception. Although the Company’s common stock is not yet publicly traded, the Company believes that it is most informative and meaningful, as well as in line with the spirit of the Rule 3-05 changes, to use the market value of EzFill Holdings, Inc. prior to the acquisition as the denominator for the investment test, as calculated above. Therefore, the investment test results in 17% significance. Since the highest of the three tests is 39% and more than nine months of results are included in the registration statement for the acquired operations, the Company may rely on the accommodation in the amended Rule 3-05 and omit the financial statements and pro formas of the acquired operations of Neighborhood Fuel from the registration statement.

Very truly yours,

/s/ Michael J. McConnell
Michael J. McConnell